
AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 WASH. D.C.

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SEC FILE NUMBER
8- 47051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Teachers Personal Investors Services, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

730 Third Avenue
(No. and Street)

New York   New York   10017-3206
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Lynch   (212) 916-5318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – if individual, state last, first, middle name)

5 Times Square, New York, New York   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Thomas K. Lynch_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Teachers Personal Investors Services, Inc._ , as of _December 31_ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York ss January 31, 2003

Signature

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2005

Second Vice – SEC Financial Reporting and
Title   Fund Administration

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
(SEC I.D. No. 8-47051)

December 31, 2002
with Report of Independent Auditors

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2002

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
 Teachers Personal Investors Services, Inc.

We have audited the accompanying statement of financial condition of Teachers Personal Investors Services, Inc. (the "Company") (a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 18, 2003

A Member Practice of Ernst & Young Global

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Investments, at market value (cost: $39,701,543)	$ 43,108,981
Cash	7,786,178
Interest receivable	587,876
Distribution fees receivable from affiliate	34,232
Total assets	$ 51,517,267

Liabilities and stockholder's equity

Liabilities:

Amounts due to TIAA and related entities	$ 492,202
Deferred taxes	1,192,520
Total liabilities	1,684,722
Stockholder's equity	49,832,545
Total liabilities and stockholder's equity	$ 51,517,267

See notes to statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

TPIS provides services related to the distribution of variable annuity contracts and shares of mutual funds. All cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with a Cash Disbursement and Reimbursement Agreement between TPIS and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to TPIS.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TPIS, which are in conformity with accounting principles generally accepted in the United States.

Valuation of Investments

The fair value of TPIS' assets, which qualify as financial instruments under Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Investments in U.S. government securities and corporate bonds are valued at the last quoted bid prices on the valuation date while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. TPIS' investments are held at Citibank, N.A.

3

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Notes to Statement of Financial Condition (continued)

3. Investments

TPIS' investments as of December 31, 2002 were comprised of the following:

	Cost	Value
U.S. government securities	$ 230,865	$ 248,074
Corporate bonds	39,467,378	42,857,607
Common stock	3,300	3,300
	$ 39,701,543	$ 43,108,981

4. Income Taxes

Income taxes are provided in accordance with the liability method under which deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion of any deferred tax asset will not be realized.

As of December 31, 2002, net operating loss carryforwards, incurred prior to the implementation of a tax sharing agreement, of approximately $3,000,000 exist and will begin to expire in 2009. The results of operations of TPIS are included in the consolidated income tax returns of TIAA and its eligible affiliates. In accordance with a tax sharing agreement, TPIS follows the current reimbursement method, whereby members of the consolidated group are generally reimbursed for their tax losses on a pro-rata basis by other members of the group to the extent that they have taxable income. The effects of this tax-sharing agreement are recorded through the TIAA intercompany account.

At December 31, 2002, TPIS has deferred tax assets of $18,555,808 relating to state tax losses incurred through the current year and federal tax losses incurred prior to the tax sharing agreement. A valuation allowance has been recognized for the full amount.

TPIS' provision for income taxes differs from the amount that would have been provided at the statutory federal income tax rate primarily due to the effects of state and local income taxes.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Notes to Statement of Financial Condition (continued)

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2002, TPIS had net capital of $47,151,412, which exceeded required net capital by $47,039,103, and a ratio of aggregate indebtedness to net capital of 0.04 to 1.